299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

May 29, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc. Offering Statement on Form 1-A

                  Originally Filed March 3, 2020

                  File No. 024-11170

Dear Mr. Derby:

As discussed, we respectfully withdraw our previous request for a qualification date of June 1, 2020.

Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.